UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company (Issuer))

SEAHAWK MERGECO., INC.

(Name of Filing Persons (Offeror))

SALTCHUK RESOURCES, INC.

(Name of Filing Persons (Parent of Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Voss

Michelle R. McCreery

K&L Gates LLP

925 Fourth Avenue

Seattle, WA 98104

(206) 623-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Overseas Shipholding Group, Inc. (NYSE: OSG) (“OSG”), other than the Shares owned by Parent, Purchaser or any of their respective affiliates, for $8.50 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among OSG, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Overseas Shipholding Group, Inc. Its principal executive office is located at Two Harbour Place, 302 Knights Run Avenue, Tampa, Florida, 33602, and its telephone number is (813) 209-0600.

(b) This Schedule TO relates to the Shares. According to OSG, as of the close of business on June 6, 2024 there were: (i) 72,030,977 Shares issued and outstanding; (ii) 1,478,756 Shares subject to outstanding Company Stock Options, all of which were Company Stock Options with an exercise price per Share that is lower than the Offer Price; (iii) 3,310,622 Shares subject to Company RSU Awards (determined at the maximum level of performance for any Company RSU Award subject to performance-based vesting conditions for which the applicable performance period has not ended prior to June 6, 2024); and (iv) outstanding Company Warrants to acquire a total of 507,535 Shares.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “The Tender Offer—Section 6. Price Range of Shares” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) The filing persons of this Schedule TO are Parent and Purchaser.

The business address of each of the filing persons is 450 Alaskan Way South, Suite 708, Seattle, Washington 98104. The business telephone number of each of the filing persons is (206) 652-1111.

The information set forth in the “Summary Term Sheet” and in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, Saltchuk Holdings, Inc. and their Respective Controlling Corporations” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(v), (vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Contacts with OSG,” “The Tender Offer—Section 12. Purpose of the Offer and Plans for OSG,” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, Saltchuk Holdings, Inc. and their Respective Controlling Corporations” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 11. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 12. Purpose of the Offer and Plans for OSG,” and “The Tender Offer—Section 13. Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 9. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser.” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, Saltchuk Holdings, Inc. and their Respective Controlling Corporations” of the Offer to Purchase and “Item 3—Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “The Tender Offer—Section 17. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 10. Background of the Offer; Contacts with OSG,” “The Tender Offer—Section 11. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 12. Purpose of the Offer and Plans for OSG,” “The Tender Offer—Section 13. Certain Effects of the Offer,” and “The Tender Offer—Section 16. Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated June 10, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement as published on June 10, 2024 in the New York Times.
(a)(5)	Joint Press Release of OSG and Parent issued on May 20, 2024 (incorporated by reference to Exhibit 99.1 to OSG’s Current Report on Form 8-K filed with the SEC on May 20, 2024).
(b)*	Credit Agreement, dated as of May 21, 2024, by and among Parent, certain subsidiaries of Parent party thereto as borrowers or guarantors, Bank of America, N.A. as Administrative Agent and L/C Issuer, Wells Fargo Bank, National Association as Swing Line Lender, and the other lenders party thereto.
(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2024, by and among OSG, Parent and the Purchaser (incorporated by reference to Exhibit 2.1 to OSG’s Current Report on Form 8-K filed with the SEC on May 20, 2024).
(d)(2)*	Letter Agreement, dated as of May 19, 2024, by and between OSG, Parent and Samuel Norton
(d)(3)*	Letter Agreement, dated as of May 19, 2024, by and between OSG, Parent and Patrick O’Halloran
(d)(4)*	Letter Agreement, dated as of May 19, 2024, by and between OSG, Parent and Damon Mote
(d)(5)*	Letter Agreement, dated as of May 19, 2024, by and among OSG, Parent and Susan Allen
(d)(6)*	Letter Agreement, dated as of May 19, 2024, by and between OSG and Richard Trueblood
(d)(7)*	Non-Disclosure Agreement, dated as of February 27, 2024, by and between Parent and OSG.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2024

SEAHAWK MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO